SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

BluePhoenix Solutions Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value

(Title of Class of Securities)

M20157109

(CUSIP NUMBER)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

December 1, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M20157109	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,327,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,327,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,327,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. M20157109	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,327,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,327,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,327,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. M20157109	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,327,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,327,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,327,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. M20157109	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,327,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,327,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,327,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 7 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd., an Israeli company (the “Issuer”).

The Ordinary Shares held by Prescott Master Fund reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on May 11, 2010 and a Schedule 13D filed with the Securities Exchange Commission on June 2, 2010, as subsequently amended on January 6, 2011, again on June 27, 2011, again on December 16, 2011, again on April 27, 2012, again on September 12, 2012 and again on November 26, 2013. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of December 12, 2014, the Small Cap Funds had invested $16,477,355 (inclusive of brokerage commissions) in Ordinary Shares of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon the sum of (i) 11,620,758 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of October 28, 2014, as reported in the Issuer’s most recent 14A Proxy filed with the Securities Exchange Commission on October 28, 2014, plus (ii) 6,195,494, the number of Ordinary Shares issued by the Issuer on December 1, 2014, as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on December 1, 2014.

As of December 12, 2014, the Small Cap Funds beneficially owned approximately 3,327,488 Ordinary Shares, representing approximately 18.7% of the issued and outstanding Ordinary Shares of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 3,327,488 Ordinary Shares held by the Small Cap Funds, representing approximately 18.7% of the issued and outstanding Ordinary Shares of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Ordinary Shares owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 3,327,488 Ordinary Shares owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) There were no transactions in the Issuer’s securities during the sixty days prior to the date hereof made by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich